Bank of America
101 S. Tryon Street
Charlotte, NC 28255
March 27, 2008
Mail Stop 4561
By EDGAR and facsimile
Christian Windsor
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bank of America Corporation Registration Statement on Form S-4 Filed February 13, 2008 File No. 333-149204
Dear Mr. Windsor:
     Set forth below are the responses of Bank of America Corporation and Countrywide Financial Corporation to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated March 8, 2008 (the “March 8 Letter”) regarding Bank of America’s Registration Statement on Form S-4 (the “Original Form S-4”). The responses to the Staff’s comments are provided in the order in which the comments were set out in the March 8 Letter and are numbered correspondingly.
     The Staff’s comments, indicated by bold, are followed by responses on behalf of Bank of America and Countrywide. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to Bank of America’s Registration Statement on Form S-4 (the “Form S-4”), as filed concurrently with this letter and dated March 27, 2008, via EDGAR submission. Such amendment reflects the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate. We have also provided, on a supplemental basis, a blackline of the Form S-4 marked against the Original Form S-4 to facilitate the Staff’s review.
     Capitalized terms used in this letter without definition have the meanings specified in the Form S-4.

Christian Windsor
Securities and Exchange Commission
March 27, 2008

General
1.	Please file all exhibits, including drafts of your legality and tax opinions, with your next amendment; providing them as soon as practicable will permit for an expedited review of the materials.

In response to the Staff’s comment, we have filed all exhibits with the Form S-4 filed on March 27, 2008.

2.	Please provide any presentation, memo, report or other material provided to the board of Countrywide by either Goldman Sachs or Sandler O’Neill with regard to the valuation or fairness of the transaction.

We understand that a copy of the presentation materials dated January 10, 2008 jointly prepared by Goldman Sachs and Sandler O’Neill for the Countrywide board of directors has been provided to the Staff by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for Goldman Sachs, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. § 200.83. Countrywide has confirmed to us that this is the only presentation provided to its board by Goldman Sachs or Sandler O’Neil in connection with the transaction.

3.	It appears that you intend to maintain the assets and obligations of Countrywide in Red Oak Merger Corporation. Please clarify whether you will consolidate Red Oak and whether Bank of America will guarantee or assume the debt of Countrywide so that investors can better evaluate the impact of the merger upon the Bank of America shares they will acquire.

As described in the Form S-4, Countrywide will be merged with and into Red Oak Merger Corporation, which will be renamed Countrywide Financial Corporation at the effective time of the merger and continue as a wholly-owned subsidiary of Bank of America. The results of Countrywide and its consolidated subsidiaries will be included in Bank of America’s consolidated financial statements following the merger. In response to the Staff’s comment, we have added disclosure to this effect on page 3.

Bank of America does not expect that its decision regarding whether it will guarantee or directly assume any of Countrywide’s existing debt would be material to a Countrywide common stockholder’s evaluation of the impact of the merger on the value of Bank of America common stock. Decisions around this issue will be made in the normal course of our transition planning activities.
Summary, page 3
4.	Please revise the preamble to state that it highlights the material, not “selected,” information.

Christian Windsor
Securities and Exchange Commission
March 27, 2008

In response to the Staff’s comment, we have revised the preamble on page 3.
Countrywide’s Officers and Directors Have Financial Interests in the Merger, page 5
5.	Please provide a dollar amount (estimated, if necessary) for the various benefits and a total for each individual both here and on page 42. Also, please revise this section to include a discussion of the retention arrangements referenced on page 42 including the amounts of the lump sum payments.

In response to the Staff’s comment, we have revised the disclosure on pages 5-6 and 47-55.
Risk Factors, page 16
6.	Please include a risk factor which discusses the litigation referred to on page 41 or advise staff why this is not appropriate.

In response to the Staff’s comment, we have added a risk factor on page 18.

7.	Please include a risk factor which discusses the change in market conditions and the fact that shareholders are being offered less than book value for their shares.

Bank of America respectfully notes that the risk factors included its Form 10-K for the year ended December 31, 2007, which are incorporated by reference in the Form S-4, already highlight risks associated with the recent volatility in the credit markets. These risks also are discussed in the risk factors included in Countrywide’s Form 10-K for the year ended December 31, 2007. Accordingly, Bank of America believes that no additional risk factor is necessary.

Bank of America does not believe that the fact that the current market value of the merger consideration it is offering Countrywide shareholders is less than the current book value of their shares is a risk that affects either Bank of America or the securities being offered by it, and accordingly that lack is not a risk factor. In response to the Staff’s comment, however, we have added additional disclosure regarding the comparison between the merger consideration and the book value per Countrywide share in the disclosure on page 4 and, as further described below in response to comment number 13, in the disclosure on page 29.

8.	Add a risk factor that discusses the changes in shareholder rights for Countrywide shareholders when they exchange for Bank of America common stock.

In response to the Staff’s comment, we have added a risk factor on page 19.

Christian Windsor
Securities and Exchange Commission
March 27, 2008

The market price of Bank of America common stock. . . , page 16
9.	Revise this risk factor so that it addresses a discrete risk. At present, you appear to indicate that circumstances might change in the future, rather than discuss known, material risks of investing in Bank of America stock.

Bank of America respectfully submits that the risk that the market may value its common stock after the merger differently than the market valued each company’s common stock independently prior to the acquisition is a discrete risk arising from the merger. We further believe that such a risk factor is customary (see, e.g., 424(b)(3) filed by JDS Uniphase on January 15, 2008, 424(b)(3) filed by Wachovia Corporation on August 30, 2007, 424(b)(3) filed by Wells Fargo & Co. on August 23, 2007 and 424(b)(3) filed by Merrill Lynch & Co. Inc. on June 22, 2007) and consistent with Item 503(c) of Regulation S-K.
Recommendation of the Countrywide Board of Directors, page 22
10.	In the risk factor on page 17 you indicate that Countrywide will not seek updated fairness opinions from either of its financial advisors. Please clarify that despite the lack of any update in the fairness opinions, the Board’s recommendation is as of the date of the registration statement.

In response to the Staff’s comment, we have revised the disclosure on pages 17 and 29.
Background of the Merger, page 24
11.	Please revise to describe the negotiation of the principal terms of the merger, including price.

In response to the Staff’s comment, we have revised the disclosure on page 26.

12.	In the penultimate paragraph on page 24, you state that “Countrywide’s regulatory consultants reported on the status of regulatory matters;” please elaborate to disclose the current status of Countrywide’s regulatory concerns, including any approvals required for the merger.

In response to the Staff’s comment, we have revised the disclosure on pages 25 and 26.

13.	It appears that the Board of Directors agreed to a merger consideration that was a substantial discount to the net book value of Countrywide. Please revise this section to clarify whether the Board considered the discount to book value in making its recommendation and whether the Board considered any other courses of action.

In response to the Staff’s comment, we have revised the disclosure on page 29.

Christian Windsor
Securities and Exchange Commission
March 27, 2008

Opinions of Countrywide’s Financial Advisors, page 30
14.	Please disclose all compensation received by Goldman Sachs and its affiliates from Countrywide and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4. Similarly, please disclose all compensation received by Sandler O’Neill and its affiliates from Countrywide and its affiliates during the past two years.

In response to the Staff’s comment, we have revised the disclosure on page 32.

15.	It appears that the implied valuation of Countrywide falls outside the range of values for a number of the methodologies employed by Goldman Sachs and Sandler O’Neill. Revise the disclosure to indicate how the valuation outside the range impacted the fairness opinions of Countrywide’s financial advisors. In particular, please disclose whether any of these analyses failed to support the fairness conclusions of the advisors.

In response to the Staff’s comment, we have revised the disclosure on page 40.

16.	Revise this section to discuss in more detail the reasons that Countrywide’s financial advisors chose to use the Stress Case in valuing the shares of Countrywide. Also, please provide more detail regarding the assumptions used to result in the expected cash flows for Countrywide under the stress case.

In response to the Staff’s comment, we have revised the disclosure on page 35.

17.	Revise this section to provide a summary discussion of the Precedent Transactions Analysis discussed in the Fairness Opinion Materials presented to the Board by Goldman Sachs and Sandler O’Neill.

In response to the Staff’s comment, we have revised the disclosure on page 37.
Discounted Cash Flow Analysis — Bank of America, page 40
18.	Revise this section to disclose not only the implied value of Bank of America common stock, but also the implied value of the merger consideration, .1822 of a share of Bank of America stock.

In response to the Staff’s comment, we have revised the disclosure on page 40.
*            *            *

Christian Windsor
Securities and Exchange Commission
March 27, 2008

     Please direct any questions concerning the above responses to Benet J. O’Reilly (telephone: (212) 225-2746; fax: (212) 225-3999) with a copy to the undersigned (telephone: (704) 386-4238; fax: (704) 386-0181).
Very truly yours,
Teresa M. Brenner
Associate General Counsel
Bank of America Corporation
Enclosures (being filed by EDGAR and delivered by hand)
cc: Kathryn McHale, Esq.